UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

qualstar corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

74758R208
(CUSIP Number)

Steven N. Bronson
BKF Capital Group, Inc.
1267 Flynn Road
Camarillo, CA 93012
(805) 583-7744

with a copy to:

Jonathan Friedman
Stubbs Alderton & Markiles, LLP
15260 Ventura Blvd., 20th Floor
Sherman Oaks, California 91403
(818) 444-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74758R208

1	NAME OF REPORTING PERSON BKF Asset Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 708,286
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 708,286
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.13%*
14	TYPE OF REPORTING PERSON CO

* Based on 1,907,252 shares of common stock issued and outstanding as of November 1, 2019.

SCHEDULE 13D

CUSIP No. 74758R208

1		NAME OF REPORTING PERSON BKF Capital Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 708,286
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 708,286
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,286
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.13%*
14		TYPE OF REPORTING PERSON CO, HC

* Based on 1,907,252 shares of common stock issued and outstanding as of November 1, 2019.

SCHEDULE 13D

CUSIP No. 74758R208

1		NAME OF REPORTING PERSON Steven N. Bronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 131,284
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 718,286
EACH REPORTING	9	SOLE DISPOSITIVE POWER 131,284
PERSON WITH	10	SHARED DISPOSITIVE POWER 718,286
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 849,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.98%*
14		TYPE OF REPORTING PERSON IN, HC

*

Based on 1,907,252 shares of common stock issued and outstanding as of November 1, 2019, and an additional 116,667 shares of common stock underlying vested stock options that are deemed outstanding with respect to this Reporting Person.

The following constitutes Amendment No. 18 to the Schedule 13D filed by the undersigned (“Amendment No. 18”). This Amendment No. 18, amends the Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This Schedule 13D relates to the common stock, no par value (the “Common Stock”) of Qualstar Corporation, a California corporation (the “Issuer” or “Qualstar”) having its principal executive office at 1267 Flynn Road, Camarillo, CA 93012.

Item 2. Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	BKF Asset Holdings, Inc., a Delaware corporation (“BKF AH”);

(ii)	BKF Capital Group, Inc., a Delaware corporation (“BKF Capital”), the sole stockholder of BKF AH; and

(iii)	Steven N. Bronson (“Mr. Bronson”), who is the Chairman of the Board, Chief Executive Officer and majority stockholder of BKF Capital, and the Chief Executive Officer and sole director of BKF AH.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Mr. Bronson is the sole officer and director of BKF AH and BKF Capital. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, Mr. Bronson does not beneficially own any securities of the Issuer and is not a party to any contract, agreement or understanding required to be disclosed herein.

(b)     The address of the principal office of each of the Reporting Persons is 1267 Flynn Road, Camarillo, CA 93012.

(c)     The principal business of each of BKF AH and BKF Capital is investing in securities. The principal occupations of Mr. Bronson are serving as the Chairman, Chief Executive Officer and sole director of BKF Capital; the Chief Executive Officer and sole director of BKF AH; the Chairman and Chief Executive Officer of Interlink Electronics, Inc., a global leader in the design of patented Force-Sensing Resistor technology and a pioneer in printed electronics; and the Chief Executive Officer and President and as a director of the Issuer.

(d)     No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of BKF AH and BKF Capital is organized under the laws of the State of Delaware. Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

From August 16, 2019 through September 23, 2019, BKF AH acquired an aggregate of 108,286 shares of Common Stock at an average purchase price of $5.5073 per share, for an aggregate amount of approximately $596,362, including brokerage commissions. The shares were acquired with the working capital of BKF AH (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions.

On October 29, 2019, the Issuer granted Mr. Bronson restricted stock units for 50,000 shares of Common Stock (the “RSUs”), which RSUs were granted pursuant to the Issuer’s 2017 stock option and incentive plan and an associated restricted stock unit agreement with Mr. Bronson. Mr. Bronson received the RSUs as compensation for services as an executive officer of the Issuer pursuant to his employment agreement with the Issuer, dated April 13, 2019. For each of the fiscal years ended December 31, 2019 and December 31, 2020, RSUs for up to 25,000 shares of Common stock will vest and the underlying shares of Common Stock will be issued upon the Issuer’s achievement of certain financial and performance objectives for the applicable fiscal year established by the compensation committee of the Issuer’s board of directors. In addition, subject to satisfaction of certain conditions, unvested RSUs also shall vest upon Mr. Bronson’s death or disability, in the event the Issuer terminates Mr. Bronson’s employment without cause, if Mr. Bronson terminates his employment with the Issuer for good reason, and upon a change in control of the Issuer. None of the shares of Common Stock underlying the RSUs are not included in the shares of Common Stock deemed to be beneficially owned by Mr. Bronson as reported in this Amendment No. 18 as he does not have the right to acquire the shares within sixty days of the filing date of this Amendment No. 18.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The Reporting Persons purchased the securities reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of such securities on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Mr. Bronson is the President and Chief Executive Officer and a director of the Issuer. Except in Mr. Bronson’s capacity as an executive officer and director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)     The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 1,907,252 shares of Common Stock outstanding as of November 1, 2019, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

As of the date hereof, BKF AH directly owned 708,286 shares of Common Stock, constituting approximately 37.13% of the outstanding shares of Common Stock. By virtue of its relationship with BKF AH discussed in further detail in Item 2, BKF Capital may be deemed to beneficially own the shares of Common Stock owned by BKF AH.

As of the date hereof, Mr. Bronson directly owned 141,284 shares of Common Stock, consisting of 24,617 shares of Common Stock (10,000 of which are owned by his spouse) and 116,667 shares of Common Stock underlying currently exercisable stock options he received in his capacity as an executive officer of the Issuer. By virtue of his relationships with BKF AH and BKF Capital discussed in further detail in Item 2, Mr. Bronson may be deemed to beneficially own the shares of Common Stock owned by BKF AH. Consequently, Mr. Bronson may be deemed to beneficially own an aggregate of 849,570 shares of Common Stock, constituting approximately 41.98% of the shares of Common Stock deemed outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Common Stock he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares of Common Stock reported herein that he or it does not directly own.

(b)     BKF AH may be deemed to have the sole power to vote and dispose of the shares of Common Stock it owns directly.

BKF Capital and Mr. Bronson may be deemed to share the power to vote and dispose of the shares of Common Stock directly owned by BKF AH.

Mr. Bronson may be deemed to have the sole power to vote and dispose of the shares of Common Stock he owns directly, the shares of Common Stock owned by his spouse, and the shares of Common Stock underlying the currently exercisable stock options he owns directly.

(c)     Schedule A annexed hereto lists all transactions in the shares of Common Stock since the prior amendment to this Schedule 13D. All of such transactions were effected in the open market.

(d)     No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On January 10, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and among BKF Asset Holdings, Inc., BKF Capital Group, Inc. and Steven N. Bronson, dated January 10, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 10, 2020	BKF ASSET HOLDINGS, INC.

		By:	/s/ Steven N. Bronson
		Name:	Steven N. Bronson
		Title:	President and Chief Executive Officer

Date:	January 10, 2020	BKF CAPITAL GROUP, INC.

		By:	/s/ Steven N. Bronson
		Name:	Steven N. Bronson
		Title:	President and Chief Executive Officer

Date:	January 10, 2020	/s/ Steven N. Bronson
Steven N. Bronson

SCHEDULE A

Transactions in Common Stock of the Issuer Since May 31, 2019

BKF ASSET HOLDINGS, INC.

Date of Purchase / Sale	Class of Security	Number of Shares Purchased / (Sold)	Price ($)
8/16/2019	Common Stock	1,025	4.4824
8/19/2019	Common Stock	2,520	4.5474
8/20/2019	Common Stock	2,955	4.51
8/21/2019	Common Stock	1,000	4.754
8/22/2019	Common Stock	47	4.61
8/23/2019	Common Stock	1,068	4.6251
8/26/2019	Common Stock	4,624	4.60
8/27/2019	Common Stock	1,872	4.614
8/28/2019	Common Stock	500	4.63
8/29/2019	Common Stock	7,717	4.9755
8/30/2019	Common Stock	5,902	5.0066
9/3/2019	Common Stock	10,311	5.0447
9/5/2019	Common Stock	6,866	5.4684
9/6/2019	Common Stock	12,431	5.5572
9/9/2019	Common Stock	6,043	5.5694
9/13/2019	Common Stock	22,363	5.9875
9/16/2019	Common Stock	12,757	6.1275
9/20/2019	Common Stock	3,285	6.2652
9/23/2019	Common Stock	5,000	6.3912

Schedule A